Exhibit 99.3

XP Inc. and its subsidiaries Unaudited interim condensed consolidated balance sheets As of June 30, 2020 and December 31, 2019 In thousands of Brazilian Reais

	Note	June 30, 2020	December 31, 2019

Cash		345,868	109,922

Financial assets		57,380,593	41,888,778

Fair value through profit or loss		42,041,901	26,528,396
Securities	4	26,453,321	22,443,392
Derivative financial instruments	5	15,588,580	4,085,004

Fair value through other comprehensive income		5,251,605	2,616,118
Securities	4	5,251,605	2,616,118

Evaluated at amortized cost		10,087,087	12,744,264
Securities	4	1,225,873	2,266,971
Securities purchased under agreements to resell	3	6,141,566	9,490,090
Securities trading and intermediation	7	1,949,144	504,983
Accounts receivable		346,062	462,029
Loan operations		377,444	386
Other financial assets		46,998	19,805

Other assets		711,808	643,619
Recoverable taxes		224,982	243,320
Rights-of-use assets	8	245,121	227,478
Prepaid expenses		166,824	89,684
Other		74,881	83,137

Deferred tax assets	13	400,967	284,533
Property and equipment	8	130,675	142,464
Intangible assets	8	567,222	553,452

Total assets		59,537,133	43,622,768

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Unaudited interim condensed consolidated balance sheets As of June 30, 2020 and December 31, 2019 In thousands of Brazilian Reais

	Note	June 30, 2020	December 31, 2019

Financial liabilities		43,013,197	31,842,054

Fair value through profit or loss		15,477,690	5,250,943
Securities	4	472,761	2,021,707
Derivative financial instruments	5	15,004,929	3,229,236

Evaluated at amortized cost		27,535,507	26,591,111
Securities sold under repurchase agreements	3	10,117,579	15,638,407
Securities trading and intermediation	7	14,850,660	9,114,546
Borrowings and lease liabilities	9	639,982	637,484
Debentures	10	776,724	835,230
Accounts payables		324,575	266,813
Structured operations certificates		638,754	19,474
Other financial liabilities	11	187,233	79,157

Other liabilities		8,379,083	4,619,623
Social and statutory obligations		582,689	492,723
Taxes and social security obligations		395,405	345,331
Private pension liabilities	12	7,193,719	3,759,090
Provisions and contingent liabilities	16	15,479	15,193
Other		191,791	7,286

Deferred tax liabilities	13 (b)	-	5,132

Total liabilities		51,392,280	36,466,809

Equity attributable to owners of the Parent company		8,142,972	7,153,396
Issued capital		23	23
Capital reserve		6,990,221	6,943,446
Other comprehensive income		217,549	209,927
Retained earnings		935,179	-

Non-controlling interest		1,881	2,563

Total equity		8,144,853	7,155,959

Total liabilities and equity		59,537,133	43,622,768

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries

Unaudited interim condensed consolidated statements

of income and of comprehensive income

For the six months ended June 30, 2020 and 2019

In thousands of Brazilian Reais, except earnings per share

		Six months period ended June 30,		Three months period ended June 30,
	Note	2020	2019	2020	2019

Net revenue from services rendered	17(a)	2,215,486	1,397,062	1,063,540	797,815
Net income from financial instruments at amortized cost and at fair value through other comprehensive income	17(b)	109,058	177,510	(93,439)	111,688
Net income from financial instruments at fair value through profit or loss	17(b)	1,331,226	506,017	950,828	237,094
Total revenue and income		3,655,770	2,080,589	1,920,929	1,146,597

Operating costs	18	(1,158,042)	(674,009)	(579,226)	(366,253)
Selling expenses	19	(56,045)	(52,315)	(27,569)	(27,797)
Administrative expenses	19	(1,267,991)	(812,434)	(689,875)	(444,149)
Other operating income (expenses), net	20	(12,815)	111,129	1,068	25,953
Interest expense on debt		(34,800)	(38,150)	(15,781)	(22,768)

Income before income tax		1,126,077	614,810	609,546	311,583

Income tax expense	13	(188,260)	(176,310)	(69,283)	(83,521)

Net income for the period		937,817	438,500	540,263	228,062

Other comprehensive income
Items that can be subsequently reclassified to income
Foreign exchange variation of investees located abroad		69,675	(3,065)	13,115	(4,390)
Gains (losses) on net investment hedge	6	(72,839)	2,083	(16,343)	2,925
Changes in the fair value of financial assets at fair value through other comprehensive income		11,158	9,103	(20,332)	10,287

Other comprehensive income (loss) for the period, net of tax		7,994	8,121	(23,560)	8,822

Total comprehensive income for the period		945,811	446,621	516,703	236,884

Net income attributable to:
Owners of the Parent company		935,179	434,197	538,319	224,982
Non-controlling interest		2,638	4,302	1,944	3,080

Total comprehensive income attributable to:
Owners of the Parent company		943,173	442,319	514,759	233,804
Non-controlling interest		2,638	4,303	1,944	3,080

Earnings per share from total income attributable to the ordinary equity holders of the company
Basic earnings per share	22	1.6996	0.8611	0.9791	0.4478
Diluted earnings per share	22	1.6870	0.8611	0.9719	0.4478

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Unaudited interim condensed consolidated statements of changes in equity For the six months ended June 30, 2020 and 2019 In thousands of Brazilian Reais

		Atributable to owners of the Parent
			Capital reserve
	Notes	Issued Capital	Additional paid-in capital	Other Reserves	Other comprehensive income	Retained Earnings	Total	Non-Controlling interest	Total Equity

Balances at December 31, 2018		21	927,895	947,696	209,165	-	2,084,777	6,935	2,091,712

Comprehensive income for the year
Net income for the period		-	-	-	-	434,197	434,197	4,303	438,500
Other comprehensive income, net		-	-	-	8,121	-	8,121	-	8,121
Transactions with shareholders - contributions and distributions
Gain (loss) in changes in interest of subsidiaries, net		-	-	-	283	-	283	767	1,050
Allocations of the net income for the year
Dividends distributed		-	-	-	-	-	-	(3,619)	(3,619)
Balances at June 30, 2019		21	927,895	947,696	217,569	434,197	2,527,378	8,386	2,535,764

Balances at December 31, 2019		23	5,409,895	1,533,551	209,927	-	7,153,396	2,563	7,155,959
Comprehensive income for the year
Net income for the period		-	-	-	-	935,179	935,179	2,638	937,817
Other comprehensive income, net		-	-	-	7,994	-	7,994	-	7,994
Transactions with shareholders - contributions and distributions
Grant of share based incentive plan	21	-	-	46,775	-	-	46,775	(8)	46,767
Gain (loss) in changes in interest of subsidiaries, net		-	-	-	(372)	-	(372)	1,310	938
Allocations of the net income for the year
Dividends distributed		-	-	-	-	-	-	(4,622)	(4,622)
Balances at June, 2020		23	5,409,895	1,580,326	217,549	935,179	8,142,972	1,881	8,144,853

Unaudited interim condensed consolidate

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Unaudited interim condensed consolidated statements of cash flows For the six months ended June 30, 2020 and 2019 In thousands of Brazilian Reais

		Six months ended June 30,
	Note	2020	2019
Operating activities
Income before income tax		1,126,077	614,810

Adjustments to reconcile income before income taxes
Depreciation of property and equipment and right-of-use assets	8	36,043	24,315
Amortization of intangible assets	8	33,477	14,631
Loss on impairment and write-off of property, equipment and intangible assets	8	32,320	7,971
Expected credit losses on accounts receivable and other financial assets		28,630	7,480
(Reversal of) Provision for contingencies, net	16	(308)	67
Net foreign exchange differences		2,277	409
Share based plan		46,767	-
Interest accrued		27,975	31,001

Changes in assets and liabilities
Securities (assets and liabilities)		(7,109,777)	(3,421,858)
Derivative financial instruments (assets and liabilities)		161,755	361,741
Securities trading and intermediation (assets and liabilities)		4,291,953	1,546,953
Securities purchased (sold) under resale (repurchase) agreements		(2,172,304)	102,779
Accounts receivable		90,607	(60,574)
Loan operations		(379,021)	-
Prepaid expenses		(77,140)	(17,751)
Other assets and other financial assets		(19,264)	(1,758)
Structured operations certificates		619,280	-
Accounts payable		57,045	80,446
Social and statutory obligations		89,966	145,178
Tax and social security obligations		(127,333)	(82,429)
Private pension liabilities		3,434,629	668,452
Other liabilities and other financial liabilities		283,707	(4,092)

Cash from operations		477,361	17,771

Income tax paid		(66,985)	(193,218)
Contingencies paid	16	(379)	(1,060)
Interest paid		(17,909)	(14,955)
Net cash flows from operating activities		392,088	(191,462)

Investing activities
Acquisition of intangible assets	8	(44,099)	(18,471)
Acquisition of property and equipment	8	(32,897)	(32,411)
Investment in joint venture, net of cash acquired		(980)	-
Net cash flows used in investing activities		(77,976)	(50,882)

Financing activities
Payments of borrowings and lease liabilities	26	(53,266)	(71,324)
Repurchase of debentures		(65,843)
Proceeds of debentures		-	400,000
Transactions with non-controlling interests		938	1,050
Dividends paid to non-controlling interests		(4,622)	(3,619)
Net cash flows from (used in) financing activities		(122,793)	326,107

Net increase in cash and cash equivalents		191,319	83,763

Cash and cash equivalents at the beginning of the period		887,796	626,863
Effects of exchange rate changes on cash and cash equivalents		42,999	(2,004)
Cash and cash equivalents at the end of the period		1,122,116	708,622

Cash		345,868	107,774
Securities purchased under agreements to resell	3	527,000	126,595
Interbank certificate deposits	4	249,248	474,253

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2020 In thousands of Brazilian Reais

1.	Operations

XP Inc. (the “Company”), is a Cayman Island exempted company with limited liability, incorporated on August 29, 2019. The registered office of the Company is Ugland House, 121 South Church Street in George Town, Grand Cayman. The Company’s principal executive office is located in the city of São Paulo, Brazil.

XP Inc. is a holding company controlled by XP Controle Participações S.A., which held 54.79% of voting rights on June 30, 2020, and whose is ultimately controlled by a group of individuals. After the public offering which was concluded on July 1, 2020, as described on Note 27, XP Controle holds 53.38% of voting rights.

XP Inc. and its subsidiaries (collectively, the “Company”, “Group” or “XP Group”) are principally engaged in providing its customers, represented by individuals and legal entities in Brazil and abroad, various financial products and services, mainly acting as broker-dealer, including securities brokerage, banking, private pension plans and financial advisory services, through three brands (XP Investimentos, Rico and Clear) that reach clients directly and through network of Independent Financial Advisers (“IFAs”).

On November 29, 2019, the Group carried out a corporate reorganization in order to prepare the structure to the Initial Public Offering of its shares. As result, the capital contributed by the shareholders on XP Investimentos S.A. were transferred and incorporated on XP Inc. Therefore the shareholders have a direct stake on XP Inc. which controls XP Investimentos S.A. and the other operating companies of the Group.

On November 30, 2019, the Company carried out a reverse share split of 4:1. As a result, the share capital represented by 2,036,988,542 shares decreased to 509,247,136 shares. The reverse share split has been applied retrospectively to all figures in the historical financial statements regarding number of shares (Note 21) and per share data as if the reverse share split had been in effect for all periods presented.

1.1	Initial Public Offering and resulting transactions

On December 13, 2019, the Company completed its Initial Public Offering (“IPO”), offering 72,510,641 of Class A common shares out, of which 42,553,192 new shares were offered by the Company and the remaining 29,957,449 shares were offered by selling shareholders. Additionally the underwrites executed an option to purchase 10,876,596 additional Class A common shares at the initial public offering price which resulted in a total of 83,387,237 Class A common shares sold.

The initial offering price per Class A common share was US$ 27.00, resulting in gross proceeds of US$ 1,148,936 thousand (or R$4,705,803) to XP Inc, deducting R$200,977 thousand as underwriting discounts and commissions. Additionally, the Company incurred in R$44,726 thousand regarding other offering expenses out of, which R$21,902 thousand was recognized directly in income statements and the amount of R$22,824 in equity as transaction cost.

The shares offered and sold in the IPO were registered under the Securities Act of 1933, as amended, pursuant to the Company’s Registration Statement on Form F-1 (Registration N° 333-234719), which was declared effective by the Securities and Exchange Commission on December 10, 2019. The common shares began trading on the Nasdaq Global Select Market (“NASDAQ-GS”) on December 11, 2019 under the symbol “XP”.

These unaudited interim condensed consolidated financial statements for the six months period ended June 30, 2020 were approved by the Board of Director’s meeting on August 07, 2020.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2020 In thousands of Brazilian Reais

2.	Basis of preparation of the financial statements and changes to the Group’s accounting policies

a)    Basis of preparation of the unaudited interim condensed consolidated financial statements

The unaudited interim condensed consolidated financial statements as of June 30, 2020 and for the six months ended June 30, 2020 and 2019 have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for financial instruments that have been measured at fair value.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2019.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“R$”), and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

b)    Basis of consolidation

There were no changes since December 31, 2019 in the accounting practices adopted for consolidation and in the direct and indirect interests of Company in its subsidiaries for the purposes of these unaudited interim condensed consolidated financial statements, except for the following item:

			% of Group’s interest (i)
Entity name	Country of incorporation	Principal activities	June 30, 2020	December 31, 2019

Indirectly controlled
XP LT Gestão de Recursos Ltda. (ii)	Brazil	Equity asset management	92.00%	-

(i)	The percentage of participation represents the Group’s interest in total capital and voting capital of its subsidiaries.

(ii)	New operating subsidiaries incorporated in 2020.

c)    Interests in a joint ventures

On June 23, 2020, the Company acquired 49% interest in DuAgro Holdings S.A. (“DuAgro”), a joint venture involved in the agribusiness. DuAgro is an integrated platform that utilizes technology to finance the purchase of agricultural inputs. The focus is on small- and medium-sized producers.

The Company’s interest in DuAgro is accounted for using the equity method in the unaudited interim condensed consolidated financial statements. DuAgro cannot distribute its profits without the consent from the two venture partners.

As the contribution date was June 23, 2020, this joint venture has not contributed net revenue and net income before tax from continuing operations to the Company.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2020 In thousands of Brazilian Reais

d)    Business development

The acquisition date fair value of each major class of consideration, including the allocation of the purchase price has not been completed by the Group as of the date of these unaudited interim condensed consolidated financial statements. The impact on revenue and income of the combined entity for the current period as if the acquisition date had been as of the beginning of the annual reporting period is not available as the Group recently concluded the acquisition. Therefore, the unaudited interim condensed consolidated financial statements do not include this information.

Acquisition of Carteira Online Controle de Investimentos Ltda.-ME (“Fliper”)

On June 5, 2020, the Group entered into an agreement, through its for the acquisition of 100% of total share capital of Carteira Online Controle de Investimentos Ltda.-ME (“Fliper”). Fliper is an automated investment consolidation platform that offers its users connectivity and tools to perform intuitive and intelligent financial self-management. The transaction allows the Group to offer its customers additional resources to manage their investments, as the open banking trend continues to accelerate in Brazil. On July 13, 2020, acquisition was consummated, through approval of Central Bank (BACEN).

Acquisition of DM10 Corretora de Seguros e Assessoria Ltda. (“DM10”)

On June 9, 2020, the Group entered into an agreement, through its for the acquisition of 100% of total share capital of DM10 Corretora de Seguros e Assessoria Ltda. (“DM10”). DM10 is an marketplace that connects hundreds of independent distributors with the best Life Insurance and Pension Plan products, adding value through technology and education. With the transaction, the Group enhances its distribution network in the insurance division. On June 30, 2020 the transaction it is subject to compliance with certain precedent conditions, including prior authorization from the Central Bank.

Acquisition of Antecipa S.A. (“Antecipa”)

On June 29, 2020, the Group entered into an agreement, through its for the acquisition of 100% of total share capital of Antecipa S.A. (“Antecipa”). Antecipa is a digital platform for the financing of receivables.Antecipa's central objective is to offer an efficient alternative for companies to optimize cash flow management. For the Group, the acquisition represents an opportunity to further expand its product range and reinforce the company’s presence in the Small to Medium Enterprise (SME) and corporate segments in Brazil, similar to XP’s transformational initiatives across the Retail, High-Income and Private Market channels. On June 30, 2020, the transaction was pending the approval of the Central Bank.

e)    Segment reporting

In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”) and the Board of Directors (“BoD”), represented by statutory directors holders of ordinary shares of the immediate parent of the Company, reviews selected items of the statement of income and of comprehensive income.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment. The CODM reviews relevant financial data on a combined basis for all subsidiaries and joint ventures. Disaggregated information is only reviewed at the revenue level (Note 17), with no corresponding detail at any margin or profitability levels.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2020 In thousands of Brazilian Reais

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the unaudited interim condensed consolidated statements of income and of comprehensive income and unaudited interim condensed consolidated balance sheet.

See Note 17 (c) for a breakdown of total revenue and income and selected assets by geographic location

f)     Impacts related COVID-19 in the current period

Starting from January 2020, it was reported that a novel strain of coronavirus, later named COVID-19, spread worldwide. The current pandemic is expected to have a negative impact on global, national and regional economies and to disrupt supply chains and otherwise reduce international trade and business activity. The Group has reviewed its exposure to economic-related and market volatility, which could negatively impact the value of a certain class of financial instruments however has not identified relevant impact to the financial performance or position of the group as June, 2020. The company has sufficient headroom to enable it to conform to covenants on its existing borrowings and sufficient working capital and undrawn financing facilities to service its operating activities and ongoing investments.

Although the Group have not identified relevant impacts to its financial performance as at June 30, 2020, the Group is monitoring COVID-19 effects on its business, which are still uncertain and will depend on the severity of the coronavirus and the actions to contain or treat its impact, among others.

As a consequence of this pandemic, most of the Group’s employees is working from home. Based on thorough assessments about the well-being and performance of our workforce, management announced on June 11, 2020, the permanent and company-wide adoption of the home-office model. The reduction in such footprint and the potential financial consequences of such actions are being analyzed by management.

Additionally, XP Inc announced its intention to establish new corporate headquarters outside the city of São Paulo ("Villa XP"), with an innovative architecture comprising workstations, meeting rooms and common areas. The financial impacts of such initiative are still under evaluation.

g)    New standards, interpretations and amendments not yet adopted

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s consolidated financial statements for the year ended December 31, 2019.

Certain new accounting standards and interpretations have been published that are not mandatory for the period ended June 30, 2020, and have not been early adopted by the group. These standards are not expected to have a material impact on the entity in the current or future financial statements periods and on foreseeable future transactions.

The Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these standards.

h)	Estimates

The preparation of unaudited interim condensed consolidated financial statements of the Group requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the reporting date. Actual results may differ from these estimates.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2020 In thousands of Brazilian Reais

In preparing these unaudited interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set the consolidated financial statements for the year ended December 31, 2019.

3.	Securities purchased (sold) under resale (repurchase) agreements

a)      Securities purchased under agreements to resell

	June 30, 2020	December 31, 2019

Available portfolio	3,361,671	971,991
National Treasury Notes (NTNs)	-	771,099
Financial Treasury Bills (LFTs)	-	195,980
National Treasury Bills (LTNs)	3,361,671	4,912

Collateral held	2,730,443	8,518,099
National Treasury Bills (LTNs)	-	1,764,410
National Treasury Notes (NTNs)	2,730,443	6,753,689

Collateral sold	49,452	-
National Treasury Bills (LTNs)	49,452	-

Total	6,141,566	9,490,090

Investments in purchase and sale commitments backed by sovereign debt securities refer to transactions involving the purchase of sovereign debt securities with a commitment to sale originated in the subsidiary XP CCTVM and in exclusive funds and were carried out at an average fixed rate of 3.46% p.a. (December 31, 2019 – 4.63% p.a.).

As of June 30, 2020, R$527,000 (December 31, 2019 - R$ 654,057) from the total amount of available portfolio is being presented as cash equivalents in the statements of cash flows.

b)      Securities sold under repurchase agreements

	June 30, 2020	December 31, 2019
National Treasury Bills (LTNs)	6,958,427	8,533,113
National Treasury Notes (NTNs)	3,080,488	5,653,994
Financial Treasury Bills (LFTs)	-	1,451,300
Agribusiness receivables certificates (CRA)	78,664	-
Total	10,117,579	15,638,407

As of June 30, 2020, securities sold under repurchase agreements were agreed with average interest rates of 2.13% p.a. (December 31, 2019 – 4.48% p.a.), with assets pledged as collateral.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2020 In thousands of Brazilian Reais

4.	Securities

a)	Securities classified at fair value through profit and loss and at fair value through other comprehensive income

	June 30, 2020		December 31, 2019
	Gross carrying amount	Fair value	Gross carrying amount	Fair Value
Financial assets
At fair value through profit and loss	26,204,506	26,453,321	22,332,936	22,443,392
Agribusiness receivables certificates	596,993	595,896	598,085	589,525
Bank deposit certificates (i)	364,515	366,175	244,071	246,827
Brazilian government bonds	15,365,866	15,559,668	15,404,300	15,494,046
Certificate of real estate receivable	120,137	116,533	75,922	75,123
Debentures	1,059,146	1,039,558	885,344	885,068
Financial credit bills	83,096	82,705	98,068	106,759
Investment funds (ii)	6,191,644	6,191,644	3,047,198	3,047,198
United States government bonds	906,812	906,812	-	-
Real estate credit bill	1,230	1,253	1,282	1,300
Stocks issued by public-held company	860,652	860,652	1,562,965	1,562,965
Structured operations certificate	482,659	527,292	237,112	256,381
Others (iii)	171,756	205,133	178,589	178,200

At fair value through other comprehensive income	5,225,373	5,251,605	2,608,325	2,616,118
National treasury bill	5,225,373	5,251,605	2,608,325	2,616,118

(i)	Bank deposit certificates include R$249,248 (December 31, 2019 – R$123,817) is being presented as cash equivalents in the statements of cash flows.

(ii)	Investments funds include R$7,193,719 (December 31, 2019 – R$3,759,090) amounts related to Specially Constituted Investment Fund (“FIE”) as presented in Note 12.

(iii)	Mainly related to bonds issued and traded overseas.

b)	Securities evaluated at amortized cost

	June 30, 2020		December 31, 2019
	Gross carrying amount	Book Value	Gross carrying amount	Book Value
Financial assets
At amortized cost	1,225,873	1,225,873	2,266,971	2,266,971
Bonds	1,225,873	1,225,873	2,266,971	2,266,971

c)	Securities on the financial liabilities classified at fair value through profit or loss

	June 30, 2020		December 31, 2019
	Gross carrying amount	Book value	Gross carrying amount	Book Value
Financial liabilities
At fair value through profit or loss
Securities loaned	472,761	472,761	2,021,707	2,021,707

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2020 In thousands of Brazilian Reais

d)      Securities classified by maturity

	Assets		Liabilities
	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019

Financial assets
At fair value through P&L and at OCI
Current	9,589,019	9,804,819	472,761	2,021,707
Non-stated maturity	7,250,116	4,999,333	472,761	2,021,707
Up to 3 months	1,074,953	257,544	-	-
From 3 to 12 months	1,263,950	4,547,942	-	-

Non-current	22,115,907	15,254,691	-	-
After one year	22,115,907	15,254,691	-	-

Evaluated at amortized cost
Current	1,225,873	2,266,971	-	-
Up to 3 months	374,044	807,218		-
From 3 to 12 months	851,829	1,459,753		-
			-
Total	32,930,799	27,326,481	472,761	2,021,707

5.	Derivative financial instruments

The Group uses the derivatives to manage its overall exposures of foreign exchange rates, interest rates and price of shares.

Below is the composition of the derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and by maturity:

	June 30, 2020
	Notional	Fair Value	%	Up to 3 months	From 3 to 12 months	Above 12 months
Assets
Options	528,778,111	6,718,432	43%	2,766,235	1,308,126	2,644,071
Swap contracts	3,146,458	518,872	3%	23,160	104,623	391,089
Forward contracts	11,576,144	8,351,080	53%	8,321,445	19,542	10,093
Future contracts	93,914	196	1%	196	-	-
Total	543,594,627	15,588,580	100%	11,111,036	1,432,291	3,045,253

Liabilities
Options	599,650,125	6,347,693	42%	2,356,819	987,713	3,003,161
Swap contracts	4,323,776	585,329	4%	68,016	104,268	413,045
Forward contracts	11,655,738	8,063,631	53%	8,047,386	15,696	549
Future contracts	9,450,168	8,276	1%	8,276	-	-
Total	625,079,807	15,004,929	100%	10,480,497	1,107,677	3,416,755

	December 31, 2019
	Notional	Fair Value	%	Up to 3 months	From 3 to 12 months	Above 12 months
Assets
Options	498,484,022	2,742,035	67	1,837,073	577,177	327,785
Swap contracts	3,955,473	1,133,768	27	10,418	700,668	422,682

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2020 In thousands of Brazilian Reais

Forward contracts	1,857,542	187,392	5	159,163	28,175	54
Future contracts	15,920,584	21,809	1	21,809	-	-
Total	520,217,621	4,085,004	100	2,028,463	1,306,020	750,521

Liabilities
Options	488,482,756	2,741,592	85	1,745,532	637,393	358,667
Swap contracts	3,420,857	485,164	14	15,838	40,687	428,639
Forward contracts	164,209	2,480	1	1,693	325	462
Total	492,067,822	3,229,236	100	1,763,063	678,405	787,768

6.	Hedge accounting

In the six months period ended June 30, 2020 and in the year ended December 31, 2019, the objective for the Group was to hedge the risk generated by the US$ variation from the investments in United States, XP Holding International and XP Advisors Inc.

The Group has entered into forward contracts to protect against changes in future cash flows and exchange rate variation of net investments in foreign operations known as Non Deliverable Forward (“NDF”) contracts.

The Group undertakes risk management through the economic relationship between hedge instruments and hedged item, in which it is expected that these instruments will move in opposite directions, in the same proportions, with the aim of neutralizing the risk factors.

	Hedged item			Hedge instrument
	Book Value		Variation in
Strategies	Assets	Liabilities	value recognized in Other comprehensive income	Nominal value	Variation in the amounts used to calculate hedge ineffectiveness

June 30, 2020
Foreign exchange risk
Hedge of net investment in foreign operations	225,638	-	64,506	351,833	(72,839)
Total	225,638	-	64,506	351,833	(72,839)

December 31, 2019
Foreign exchange risk
Hedge of net investment in foreign operations	186,412	-	5,946	248,896	(7,133)
Total	186,412	-	5,946	248,896	(7,133)

For the periods ended of June 30, 2020 and December 31, 2019, there was no ineffectiveness in relation to the foreign net investment hedge.

7.	Securities trading and intermediation (receivable and payable)

Represented by operations at B3 on behalf of and on account of third parties, with liquidation operating cycle between D+1 and D+3.

	June 30, 2020	December 31, 2019
Cash and settlement records	355,360	13,823

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2020 In thousands of Brazilian Reais

Debtors pending settlement	1,529,056	477,646
Other	64,728	13,514
Total Assets	1,949,144	504,983

Cash and settlement records	423,277	474,759
Creditors pending settlement	14,427,383	8,639,787
Total Liabilities	14,850,660	9,114,546

8.	Property, equipment, intangible assets and lease

a)    Changes in the period

	Property and	Intangible
	equipment	assets

As of January 1, 2019	99,127	504,915
Additions	32,411	18,471
Write-offs	(7,915)	(56)
Transfers	(128)	128
Depreciations / Amortization in the period	(9,876)	(14,631)
As of June 30, 2019	113,619	508,827
Cost	123,482	523,458
Accumulated depreciation / amortization	(9,863)	(14,631)

As of January 1, 2020	142,464	553,452
Additions	32,897	44,099
Write-offs	(69)	(186)
Transfers	(3,334)	3,334
Impairment (i)	(28,290)	-
Depreciations / Amortization in the period	(12,993)	(33,477)
As of June 30, 2020	130,675	567,222
Cost	143,502	608,816
Accumulated depreciation / amortization	(12,827)	(41,594)

(i)	As previously mentioned on Note 2(f), as an effect of COVID-19 pandemic, the company decided to implement a permanent remote work model, which has resulted in initiatives to reduce some of its offices in the city of São Paulo.

b)    Impairment test for goodwill

Given the interdependency of cash flows and the merger of business practices, all Group’s entities are considered a single cash generating units (“CGU”) and, therefore, goodwill impairment test is performed at the single operating level. Therefore, the carrying amount considered for the impairment test represents the Company’s equity.

The Group performs its annual impairment test in December and when circumstances indicates that the carrying value may be impaired. The Group’s impairment tests are based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the cash generating unit were disclosed in the annual consolidated financial statements for the year ended December 31, 2019. As of June 30, 2020, there were no indicators of a potential impairment of goodwill.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2020 In thousands of Brazilian Reais

c)    Leases

Set out below, are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period.

	Right-of-use assets	Lease liabilities

As of January 1, 2019	133,870	148,494
Additions (i)	87,271	92,612
Depreciation expense	(14,439)	-
Interest expense	-	8,749
Effects of exchange rate	(740)	(331)
Payment of lease liabilities	-	(21,257)
As of June 30, 2019	205,962	228,267

As of January 1, 2020	227,478	255,406
Additions (i)	35,342	35,562
Depreciation expense	(23,050)	-
Write-offs (ii)	(8,532)	(8,532)
Interest expense	-	11,224
Revaluation (iii)	(9,118)	(10,052)
Impairment	(3,775)	-
Effects of exchange rate	26,776	29,053
Payment of lease liabilities	-	(32,266)
As of June 30, 2020	245,121	280,395
Current	-	36,076
Non-current	245,121	244,319

(i)	Additions to right-of-use assets in the period include prepayments to lessors and accrued liabilities.

(ii)	The expected residual values are reviewed to reflect actual residual values achieved on comparable assets and expectations about future prices.

(iii)	Revaluation of discount rate that represent the current market assessment.

The Group recognized rent expense from short-term leases and low-value assets of R$ 1,093 for the period ended June 30, 2020. The total rent expense of R$ 2,258, include other expenses related to leased offices such as condominium.

Depreciation and amortization expense has been charged in the following line items of consolidated statement of income:

	Six months period ended June 30,		Three months period ended June 30,
	2020	2019	2020	2019
Property and equipment
Depreciation in the period	12,993	9,876	6,738	5,204

Leases
Depreciation in the period	23,050	14,439	13,428	11,009

Intangible assets
Amortization in the period	33,477	14,631	17,829	7,576
	69,521	38,946	37,995	23,789

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2020 In thousands of Brazilian Reais

9.	Borrowings and lease liabilities

	Interest rate %	Maturity	June 30, 2020	December 31, 2019

Bank borrowings – domestic (i)	113% of CDI(*)	March 2021	31,586	52,668
Related parties			31,586	52,668

Financial institution (ii)	CDI (*)+ 0.774%	April 2023	328,001	329,410
Third parties			328,001	329,410

Total borrowings			359,587	382,078

Lease liabilities			280,395	255,406

Total borrowings and lease liabilities			639,982	637,484

Current			88,648	116,450
Non-current			551,334	521,034

(*) Brazilian Interbank Offering Rate (CDI)

(i) Loan agreement with Itaú Unibanco with maturity on March 8, 2021, payable in 36 monthly installments.

(ii) Loan agreement entered into on March 28, 2018 with the International Finance Corporation (IFC). The principal amount is due on the maturity date and accrued interests payable at every six months.

All the obligations above contain financial covenants, which comply with certain performance conditions. The Group has complied with these covenants throughout the reporting period (Note 25 (b)).

10.	Debentures

On May 15, 2019 and September 28, 2018, the Company issued Debentures, non-convertible into shares, in the amount of R$ 800,000, with the objective of funding the Group’s working capital and treasury investments. As of June 30, 2020, the total balance is comprised of the following issuances:

Issuance	Quantity Issued (units)	Annual rate	Issuance date	Maturity date	Unit value at issuance	Unit value at period-end	Book value
1st	400,000	108.0% CDI	9/28/2018	9/28/2020	R$ 1,000.00	R$1,102.63	441,526
2st	400,000	107.5% CDI	5/15/2019	5/15/2022	R$ 1,000.00	R$1,003.53	335,198
Total	800,000						776,724

	June 30, 2020	December 31, 2019
Principal	800,000	800,000
Interest	62,988	47,127
Payments	(20,421)	(11,897)
Repurchase (a)	(65,843)	-
Total	776,724	835,230

Current	376,724	435,230
Non-current	400,000	400,000

(a)	As of June 30, 2020 the Group repurchase of 65.611 units of the second series of non-convertible debentures.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2020 In thousands of Brazilian Reais

The principal amount and accrued interest payables related to the first issuance are due on the maturity date, while for the second issuance, 50% of the principal amount is due on May 15, 2021 and the remaining balance on the maturity date, and accrued interest payable every 12 months from the issuance date. There were no interest amounts paid in the period ended of June 30, 2020.

Debentures are subject to financial covenants, which comply with certain performance conditions. The Group has complied with these covenants throughout the reporting period (Note 25(b)).

11.	Other financial liabilities

	June 30, 2020	December 31, 2019
Customer deposits	142,435	70,194
Demand deposits	33,974	70,190
Time deposits (i)	108,461	4
Foreign exchange portfolio	29,405	8,963
Financial bills (i)	15,381	-
Credit cards operations (i)	12	-
Total	187,233	79,157

Current	63,390	79,157
Non-current	123,843	-

(i)	Related to operations of Banco XP S.A.

12.	Private pension liabilities

As of June 30, 2020, active plans are principally accumulation of financial resources through products PGBL and VGBL structured in the form of variable contribution, for the purpose of granting participants with returns based on the accumulated capital in the form of monthly withdraws for a certain term or temporary monthly withdraws.

In this respect, such financial products represent investment contracts that have the legal form of private pension plans but which do not transfer insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and balance consists of the balance of the participant in the linked Specially Constituted Investment Fund (“FIE”) at the reporting date (Note 4 (a)).

a)    Changes in the period

	Six months period ended June 30,
	2020	2019
As of January 1	3,759,090	16,059
Contributions received	513,115	78,893
Transfer with third party plans	3,005,132	574,457
Redemptions paid	(66,700)	(205)
Gain (loss) from FIE	(16,918)	6,440
As of June 30	7,193,719	675,644

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2020 In thousands of Brazilian Reais

13.	Income tax

a)    Deferred income tax

Deferred tax assets (DTA) and deferred tax liabilities (DTL) are comprised of the main following components:

	Balance Sheet
	June 30, 2020	December 31, 2019

Tax losses carryforwards	13,847	17,146
Goodwill on business combinations (i)	34,291	22,303
Provisions for IFAs’ commissions	70,504	68,041
Revaluations of financial assets at fair value	(13,505)	25,259
Expected credit losses	16,330	5,666
Profit sharing plan	176,999	141,136
Net gain on hedge instruments	27,122	(36,384)
Share based plan	30,291	2,950
Other provisions	45,088	33,284
Total	400,967	279,401

Deferred tax assets	400,967	284,533
Deferred tax liabilities	-	(5,132)

	Six months period ended June 30,		Three months period ended June 30,
	2020	2019	2020	2019

Tax losses carryforwards	(3,299)	(34,661)	(25,452)	(5,051)
Goodwill on business combinations (i)	11,988	(17,692)	19,578	(8,625)
Provisions for IFAs’ commissions	2,463	13,405	5,835	13,404
Revaluations of financial assets at fair value	(38,765)	(8,196)	12,864	(5,710)
Expected credit losses	10,664	152	2,635	227
Financial instruments taxed on redemption	-	7,343	-	(2,509)
Profit sharing plan	35,863	114,400	105,690	62,906
Net gain (loss) on hedge instruments	63,506	(5,560)	4,415	(4,480)
Share based plan	27,341	-	16,104	-
Other provisions	11,805	4,903	(2,213)	4,130
Total	121,566	74,094	139,456	54,292

(i)	For tax purposes, goodwill is amortized over 5 years on a straight-line basis when the entity acquired is sold or merged into another entity.

The changes in the net deferred tax were recognized as follows:

	Six months period ended June 30,
	2020	2019

As of January 1	279,401	140,400
Foreign exchange variations	279,582	54,178
Charges to statement of income	(188,260)	18,643

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2020 In thousands of Brazilian Reais

Tax relating to components of other comprehensive income	30,244	1,273
As of June 30	400,967	214,494

Unrecognized deferred taxes

Deferred tax assets are recognized for tax losses to the extent that the realization of the related tax benefit against future taxable profits is probable. The Group did not recognize deferred tax assets of R$ 17,188 (June 30, 2019 - R$ 15,512) mainly in respect of losses from subsidiaries overseas and that can be carried forward and used against future taxable income. A deferred tax asset was not recorded as taxable income is not expected.

b)	Income tax expense reconciliation

The tax on the Group's pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. The following is a reconciliation of income tax expense to profit (loss) for the year, calculated by applying the combined Brazilian statutory rates at 34% for the period ended June 30:

	Six months period		Three months period
	ended June 30,		ended June 30,
	2020	2019	2020	2019

Income before taxes	1,126,077	614,810	609,546	311,583
Combined tax rate in Brazil (i)	34%	34%	34%	34%
Tax expense at the combined rate	382,866	209,035	207,246	105,938

Income (loss) from entities not subject to taxation	(8,728)	(4,569)	518	(4,521)
Effects from entities taxed at different rates	19,162	9,038	4,875	2,533
Effects from entities taxed at different taxation regimes (ii)	(174,468)	(15,678)	(109,790)	(10,710)
Intercompany transactions with different taxation	(27,130)	(22,278)	(17,974)	(14,511)
Tax incentives	2,030	-	1,425	-
Non deductible expenses (non-taxable income), net	(9,259)	4,377	(15,845)	3,660
Others	3,787	(3,615)	(1,172)	1,132
Total	188,260	176,310	69,283	83,521
Effective tax rate	16.72%	28.68%	11.37%	26.81%

Current	257,598	257,021	185,693	145,589
Deferred	(69,338)	(80,711)	(116,410)	(62,068)
Total expense	188,260	176,310	69,283	83,521

(i)	Considering that XP Inc. is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated above is the current rate applied to XP Investimentos S.A. which is the holding company of all operating entities of XP Inc. in Brazil.

(ii)	Certain eligible subsidiaries adopted the PPM tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries. Additionally, some entities and investment funds adopt different taxation regimes according to the applicable rules in their jurisdictions.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2020 In thousands of Brazilian Reais

Other comprehensive income

The tax (charge)/credit relating to components of other comprehensive income is as follows:

	Before tax	(Charge) / Credit	After tax

Foreign exchange variation of investees located abroad	(3,065)	-	(3,065)
Gains (losses) on net investment hedge	3,156	(1,073)	2,083
Changes in the fair value of financial assets at fair value	14,583	(5,480)	9,103
As of June 30, 2019	14,675	(6,553)	8,121

Foreign exchange variation of investees located abroad	69,675	-	69,675
Gains (losses) on net investment hedge	(110,362)	37,523	(72,839)
Changes in the fair value of financial assets at fair value	18,438	(7,280)	11,158
As of June 30, 2020	(22,249)	30,243	7,994

14.	Equity

(a)	Issued capital

The Company has an authorized share capital of US$ 35 thousand, corresponding to 3,500,000,000 authorized shares with a par value of US$ 0,00001 each of which:

•	2,000,000,000 shares are designated as Class A common shares and issued; and

•	1,000,000,000 shares are designated as Class B common shares and issued.

The remaining 500,000,000 authorized but unissued shares are presently undesignated and may be issued by XP Inc. board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions. Therefore, the Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors.

As of June 30, 2020 and December 31, 2019, the Company have US$ 23 thousand of issued capital which were represented by 354,181,346 Class A common shares and 197,618,980 Class B common shares. In the IPO that took place on December 11, 2019, the Company issued 83,387,238 new Class A common shares, with a corresponding increased of US$ 2 in the issued capital of the Company.

(b)	Additional paid-in capital and capital reserve

In December 2019, immediately prior the completion of the IPO, the Company had 257,456,251,558 Class A common shares and 251,790,558 Class B common shares of its authorized share capital issued. Class A and Class B common shares.

At the Board of Directors meetings on November 30, 2019, the Company’s shareholders approved a reverse share split of 4:1 (four for one) for an initial consideration to IPO with a conversion of 2,036,988,542 into 509,247,134 shares. On the same event shareholders also approved the conversion of 30,807,911 Class B common shares of the Company into Class A common shares.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2020 In thousands of Brazilian Reais

In December 2019, as a result of the completion of the IPO describe in Note 1.1, 42,553,192 new Class A common shares were issued.

As mentioned in Note 21, the Board of Directors approved on December, 2019 a share based long-term incentive plan, which the maximum number of shares should not exceed 5% of the issued and outstanding shares. As of June 30, 2020 the Company has 1,876,968 (December 31, 2019 – 1,921,669) restricted share units (“RSUs”) and 2,190,377 (December 31, 2019 – 2,190,377) performance restricted units (“PSUs”) to be issued at the vesting date.

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Law, the amount in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business.

(c)	Dividends distribution

The Group has not adopted a dividend policy with respect to future distributions of dividends. The amount of any distributions will depend on many factors such as the Company's results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by XP Inc. board of directors and, where applicable, the shareholders.

The proposal and payment of dividends recorded in the Company's financial statements, subject to the approval of the shareholders in General Meetings.

For the six months period ended June 30, 2020, the Company has not declared and paid dividends to the controlling shareholders.

(d)	Other comprehensive income

Increases or decreases in value attributed to assets and liabilities are classified as equity valuation adjustments, while not being computed in the income for the period in accordance with the accrual basis as a result of their valuation at fair value.

15.	Related party transactions

The main transactions carried with related parties, under commutative conditions, including interest rates, terms and guarantees, and period-end balances arising from such transactions are as follows:

	Assets/(Liabilities)		Revenue/(Expenses)
			Six months period ended June 30,		Three months period ended June 30,
Relation and transaction	June 30, 2020	December 31, 2019	2020	2019	2020	2019

Shareholders with significant influence	357,570	(732,420)	(23,038)	3,959	3,001	13,798
Securities	252,771	123,813	7,259	4,364	3,479	2,270
Securities purchased under agreements to resell	198,999	196,009	2,908	-	32,995	-
Accounts receivable	1,386	594	389	2,271	(408)	2,209
Securities sold under repurchase agreements	(64,000)	(1,000,168)	(32,730)	-	(32,730)	-
Borrowings	(31,586)	(52,668)	(864)	(2,676)	(335)	9,319

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2020 In thousands of Brazilian Reais

Transactions with related parties also includes transactions among the Company and its subsidiaries in the ordinary course of operations include services rendered such as: (i) education, consulting and business advisory; (ii) financial advisory and financial consulting in general; (iii) management of resources and portfolio management; (iv) information technology and data processing; and (v) insurance. The effects of these transactions have been eliminated and do not have effects on the unaudited interim condensed consolidated financial statements.

16.	Provisions and contingent liabilities

The Company and its subsidiaries are party to judicial and administrative litigations before various courts and government bodies, arising from the ordinary course of operations, involving tax, civil and labor matters and other issues. Periodically, Management evaluates the tax, civil and labor and risks, based on legal, economic and tax supporting data, in order to classify the risks as probable, possible or remote, in accordance with the chances of them occurring and being settled, taking into consideration, case by case, the analyses prepared by external and internal legal advisors.

	June 30, 2020	December 31, 2019
Tax contingencies	10,020	9,878
Civil contingencies	3,202	2,673
Labor contingencies	2,257	2,642
Total provision	15,479	15,193

Judicial deposits (i)	10,125	18,403

(i)	There are circumstances in which the Group is questioning the legitimacy of certain litigations or claims filed against it. As a result, either because of a judicial order or based on the strategy adopted by management, the Group might be required to secure part or the whole amount in question by means of judicial deposits, without this being characterized as the settlement of the liability. These amounts are classified as “Other assets” on the consolidated balance sheets and referred above for information.

Changes in the provision during the six months period

	Six months period ended June 30,		Three months period ended June 30,
	2020	2019	2020	2019
At the beginning of period	15,193	17,474	14,897	17,503
Monetary correction	973	690	648	354
Provision accrued	579	69	420	58
Provision reversed	(887)	(2)	(341)	(2)
Payments	(379)	(1,060)	(145)	(742)
At the end of period	15,479	17,171	15,479	17,171

Nature of claims

a)	Tax

As of June 30, 2020, the Group has claims classified as probable risk of loss in the amount of R$ 10,020 (December 31, 2019 - R$ 9,878), regarding social contributions on revenue (PIS and COFINS), questioning the definition of the calculation base of revenues to pay correctly. This proceeding was pending the expert

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2020 In thousands of Brazilian Reais technical report following the decision of the second instance court to grant the right to provide evidence and send the proceeding back to the lower court. These lawsuits are supported by court deposits in its entirety.

b)	Civil

The majority of the civil claims involve matters that are normal and specific to the business, and refer to demands for indemnity primarily due to: (i) financial losses in the stock market; (ii) portfolio management; and (iii) alleged losses generated from the liquidation of costumers assets in portfolio due to margin cause and/or negative balance. As of June 30, 2020, there were 44 civil claims for which the likelihood of loss has been classified as probable, in the amount of R$ 3,202 (December 31, 2019 - R$ 2,673). An amount of R$ 109 was deposited in court as of June 30, 2020 (December 31, 2019 – R$ 9,744).

c)	Labor

Labor claims to which the Group is party primarily concern: (i) the existence (or otherwise) of a working relationship between the Group and IFAs; and (ii) severance payment of former employees. As of June 30, 2020, the Company and its subsidiaries are the defendants in approximately 9 cases involving labor matters for which the likelihood of loss has been classified as probable, in the amount of R$ 2,257 (December 31, 2019 - R$ 2,642).

Contingent liabilities - probability of loss classified as possible

In addition to the provisions constituted, the Company and its subsidiaries have several labor, civil and tax contingencies in progress, in which they are the defendants, and the likelihood of loss, based on the opinions of the internal and external legal advisors, is considered possible, and the contingencies amount to approximately R$ 168,851 (December 31, 2019 - R$ 153,951).

Below is summarized these possible claims by nature:

	June 30, 2020	December 31, 2019

Tax (i)	70,409	69,386
Civil (ii)	93,063	81,414
Labor	5,379	3,151
Total	168,851	153,951

(i)	In December 2019, the Group was notified by tax authorities for a requirement of social security contributions due to employee profit sharing payments related to the calendar year 2015, allegedly in violation of Brazilian Law 10,101/00. Currently, the first appeal was denied by the first administrative level of the Revenue Service Office. The Group will provide the ordinary appeal to Administrative Council of Tax Appeals (“CARF”). There are other favorable CARF precedents on the subject and the Group obtained legal opinions that support the Group’s defense and current practice.

(ii)	The Group is defendant in 451 civil claims by customers and investment agents, mainly related to portfolio management, risk rating, copyrights and contract termination. The total amount represents the collective maximum value to which the Group is exposed based on the claims’ amounts monetarily restated.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2020 In thousands of Brazilian Reais

17.	Total revenue and income

a)      Net revenue from services rendered

Revenue from contracts with customers derives mostly from services rendered and fees charged at daily transactions from customers, therefore mostly recognized at a point in time. Disaggregation of revenue by major service lines are as follows:

	Six months period ended June 30,		Three months period ended June 30,
	2020	2019	2020	2019
Major service lines
Brokerage commission	1,047,573	586,444	542,929	297,625
Securities placement	533,774	364,974	185,600	204,583
Management fees	534,671	384,521	279,622	243,663
Insurance brokerage fee	56,675	42,023	27,449	23,475
Educational services	70,153	42,255	44,453	28,505
Other services	179,407	127,486	85,322	83,777
Gross revenue from services rendered	2,422,253	1,547,703	1,165,375	881,628

(-) Sales taxes and contributions on services (i)	(206,767)	(150,641)	(101,835)	(83,813)
	2,215,486	1,397,062	1,063,540	797,815

(i) Mostly related to taxes on services (ISS) and contributions on revenue (PIS and COFINS).

b)      Net income from financial instruments

	Six months period ended June 30,		Three months period ended June 30,
	2020	2019	2020	2019
Net income from financial instruments at fair value through profit or loss	1,360,390	517,272	968,702	242,752
Net income from financial instruments measured at amortized cost and at fair value through other comprehensive income	113,861	177,510	(93,439)	111,688
Total income from financial instruments	1,474,251	694,782	875,263	354,440

(-) Taxes and contributions on financial income	(33,967)	(11,255)	(17,874)	(5,658)
	1,440,284	683,527	857,389	348,782

c)       Disaggregation by geographic location

Breakdown of total net revenue and income and selected assets by geographic location:

	Six months period ended June 30,		Three months period ended June 30,
	2020	2019	2020	2019
Brazil	3,434,845	1,933,511	1,800,752	1,069,924
United States	202,214	130,913	110,324	67,955
Europe	18,711	16,165	9,853	8,718
Revenues	3,655,770	2,080,589	1,920,929	1,146,597

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2020 In thousands of Brazilian Reais

	June 30, 2020	December 31, 2019
Brazil	1,245,191	1,208,737
United States	155,924	224,244
Europe	8,590	16,476
Selected assets(i)	1,409,705	1,449,457

(i) Selected assets are total assets of the Group, less: cash, financial assets and deferred tax assets and are presented by geographic location.

None of the customers represented more than 10% of Group’s revenues for the periods presented.

18.	Operating costs

	Six months period ended June 30,		Three months period ended June 30,
	2020	2019	2020	2019
Commission costs	893,421	523,677	451,469	280,846
Operating losses and provisions	48,600	7,481	10,297	4,580
Clearing house fees	135,884	86,455	72,381	51,942
Other costs (a)	80,137	56,396	45,079	28,883
Total	1,158,042	674,009	579,226	366,253

(a) Other cost include third parties' services and other costs.

19.	Operating expenses by nature

	Six months period ended June 30,		Three months period ended June 30,
	2020	2019	2020	2019

Selling Expenses (a)	56,045	52,315	27,569	27,797

Administrative expenses	1,267,991	812,434	689,875	444,149
Personnel expenses	906,982	568,168	506,003	312,324
Compensation	362,220	148,849	185,101	77,383
Employee profit-sharing and bonus	325,590	338,628	222,570	188,443
Executives profit-sharing	104,327	29,815	31,651	19,672
Other personnel expenses (b)	114,845	50,876	66,681	26,826
Other taxes expenses	16,286	18,280	9,442	11,643
Depreciation of property and equipment and right-of-use assets	36,044	24,315	20,166	16,213
Amortization of intangible assets	33,477	14,631	17,829	7,576
Data processing	123,056	74,485	67,109	41,159
Technical services	40,721	26,458	19,953	11,098
Third parties' services	72,423	46,717	32,230	24,749
Other administrative expenses (c)	39,002	39,380	17,143	19,387
Total	1,324,036	864,749	717,444	471,946

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2020 In thousands of Brazilian Reais

(a) Selling expenses refers to advertising and publicity.

(b) Other personnel expenses include benefits, social charges and others.

(c) Other administrative expenses include rent, communication and travel expenses, legal and judicial and other expenses.

20.	Other operating income (expenses), net

	Six months period ended June 30,		Three months period ended June 30,
	2020	2019	2020	2019

Other operating income	77,364	134,087	49,698	43,474
Revenue from incentives from Tesouro Direto, B3 and Others	67,406	39,049	45,734	30,194
Other operating income	9,958	95,038	3,964	13,280

Other operating expenses	(90,179)	(22,958)	(48,630)	(17,521)
Legal proceedings and agreement with customers (a)	(7,582)	(1,713)	2,664	(1,276)
Losses on write-off and disposal of assets	(29,407)	(6,535)	(29,348)	(6,532)
Charity	(26,844)	(4,075)	(10,248)	(2,825)
Other operating expenses	(26,346)	(10,635)	(11,698)	(6,888)

Total	(12,815)	111,129	1,068	25,953

(a) Other operating income include recovery of charges and expenses, reversal of operating provisions, interest received on tax and others.

(b) Other operating expenses include fines and penalties, association and regulatory fees and other expenses.

21.	Share-based plan

a)      Share-based Plan

The establishment of the Plan was approved by the Board of Director’s meeting on December 6, 2019 and the first grant of RSUs and PSUs was on December 10, 2019.

Under the Restricted Stock Unit plan, stocks are awarded at no cost to the recipient upon their grant date. RSUs are granted semi-annually, their vesting conditions are service related and they vest at a rate of 20% after three years, 20% after four years, and 60% after five years. After the vesting periods, common shares will be issued to the recipients. For the PSUs, the vesting is the following: (i) 33% will vest on the third year after the grant, (ii) 33%% will vest on the fourth year after the grant and (iii) 34% will vest on the fifth year after the grant date.

Under the Performance Share Unit, stocks are awarded at no cost to eligible participants and their vesting conditions are based on five-year period metrics and also based on the total shareholder return (TSR), including share price growth, dividends and capital returns.

If an eligible participant ceases to be employed by the Company, within the vesting period, the rights will be forfeited, except in limited circumstances that are approved by the board on a case-by-case basis.

Once the PSUs are vested, the shares of common stock that are delivered must be held for an additional one-year period, typically for a total combined vesting and holding period of six years from the grant date.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2020 In thousands of Brazilian Reais

b)      Fair value of shares granted

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model and underlying assumptions, which depends on the terms and conditions of the grant and the information available at the grant date.

The Company uses certain methodologies to estimate fair value which include the following:

• Estimation of fair value based on equity transactions with third parties close to the grant date; and

• Other valuation techniques including share pricing models such as Monte Carlo.

These estimates also require determination of the most appropriate inputs to the valuation models including assumptions regarding the expected life of a share-based payment or appreciation right, expected volatility of the price of the Group’s shares and expected dividend yield.

c)       Outstanding shares granted and valuation inputs

The maximum number of shares available for issuance under the share-based plan shall not exceed 5% of the issued and outstanding shares. As of June 30, 2020, the outstanding number of Company reserved under the plans were 4,067,345 (December 31, 2019 - 4,112,046) including 1,906,024 RSUs (December 31, 2019 - 1,921,669) and 2,190,377 PSUs (December 31, 2019 - 2,190,377).

For the six and three months period ended 2020, total compensation expense of both plans were R$69,111 and R$40,703, including R$22,336 and R$17,152 of tax provisions and does not include any tax benefits on total share-based compensation expense once, this expense is not deductible for tax purposes. The tax benefits will be perceived when the shares are converted into common shares.

The original weighted-average grant-date fair value of RSU and PSU shares was US$27 and US$ 34.56 respectively. In May 2020, the Company decided to update the measurement condition of its PSU shares, replacing the TSR measurement from US Dollars (US$) to Brazilian Reais (R$), being therefore subject to exchange variation. The weighted-average grant-date fair value of PSU shares for the updated plan was US$52.41. The incremental fair value will be recognised as an expense over the period from the modification date to the end of the vesting period. All other conditions of the PSU shares plan had not been modified.

During the six month period ended June 30, 2020, there were 44,701 forfeited RSUs and no shares granted, exercised, expired or vested.

22.	Earnings per share (basic and diluted)

The Company implemented a four-to-one reverse share split (or consolidation), effective as of November 30, 2019. The quantity of shares of the comparative periods were adjusted to give effect to this transaction.

The following table reflects the net income and share data used in the basic and diluted earnings per share (“EPS”) calculations:

	Six months period ended June 30,		Three months period ended June 30,
	2020	2019	2020	2019
Net income attributable to Parent company	937,817	438,500	540,263	228,062
Basic weighted average quantity of shares	551,800	509,247	551,800	509,247
Basic earnings per share - R$	1.6996	0.8611	0.9791	0.4478

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2020 In thousands of Brazilian Reais

Share-based incentive program	4,095	-	4,088	-
Diluted weighted average quantity of shares	555,895	509,247	555,889	509,247
Diluted earnings per share - R$	1.6870	0.8611	0.9719	0.4478

(a)	Thousands of shares.

23.	Determination of fair value

The Group measures financial instruments such as certain financial investments and derivatives at fair value at each balance sheet date.

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The financial instruments included in the level 1 consist mainly in public financial instruments and financial instruments negotiated on active markets (i.e. Stock Exchanges).

Level 2: The fair value of financial instruments that are not traded in active markets is determined using valuation techniques, which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value as instrument are directly or indirectly observable, the instrument is included in level 2. The financial instruments classified as level 2 are composed mainly from private financial instruments and financial instruments negotiated in a secondary market.

Level 3: If one or more of the significant inputs is unobservable, the instrument is included in level 3. This is the case for unlisted equity securities. As of June 30, 2020 and December 31, 2019, there were no financial instruments classified as level 3.

Specific valuation techniques used to value financial instruments include:

•	Financial assets (other than derivatives) - The fair value of securities is determined by reference to their closing prices on the date of presentation of the consolidated financial statements. If there is no market price, fair value is estimated based on the present value of future cash flows discounted using the observable rates and market rates on the date of presentation.

•	Swap – These operations swap cash flow based on the comparison of profitability between two indexers. Thus, the agent assumes both positions – put in one indexer and call on another.

•	Forward - at the market quotation value, and the installments receivable or payable are prefixed to a future date, adjusted to present value, based on market rates published at B3.

•	Futures – Foreign exchange rates, prices of shares and commodities are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. Daily cash settlements of price movements are made for all instruments.

•	Options - option contracts give the purchaser the right to buy the instrument at a fixed price negotiated at a future date. Those who acquire the right must pay a premium to the seller. This premium is not the price of the instrument, but only an amount paid to have the option (possibility) to buy or sell the instrument at a future date for a previously agreed price.

•	Other financial assets and liabilities - Fair value, which is determined for disclosure purposes, is calculated based on the present value of the principal and future cash flows, discounted using the observable rates and market rates on the date the financial statements are presented.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2020 In thousands of Brazilian Reais

Below are the Group financial assets and liabilities by level within the fair value hierarchy. The Group assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels:

	June, 30 2020
	Level 1	Level 2	Fair Value	Book Value
Financial Assets
Financial assets at Fair value through profit or loss
Securities	22,053,276	4,400,045	26,453,321	26,453,321
Derivative financial instruments	196	15,588,384	15,588,580	15,588,580
Fair value through other comprehensive income
Securities	5,251,605	-	5,251,605	5,251,605
Evaluated at amortized cost
Securities	-	1,278,458	1,278,458	1,225,873
Securities purchased under agreements to resell	-	6,733,041	6,733,041	6,141,566
Securities trading and intermediation	-	1,949,144	1,949,144	1,949,144
Accounts receivable	-	346,062	346,062	346,062
Loan operations	-	377,444	377,444	377,444
Other financial assets	-	46,998	46,998	46,998
Financial liabilities
Fair value through profit or loss
Securities loaned		472,761	472,761	472,761
Derivative financial instruments	8,277	14,996,652	15,004,929	15,004,929
Evaluated at amortized cost
Securities sold under repurchase agreements	-	10,255,352	10,255,352	10,117,579
Securities trading and intermediation	-	14,850,660	14,850,660	14,850,660
Borrowings and lease liabilities	-	639,750	639,750	639,982
Debentures	-	769,406	769,406	776,724
Accounts payables	-	324,575	324,575	324,575
Structured operations certificates	-	638,754	638,754	638,754
Other financial liabilities	-	187,233	187,233	187,233

	December 31, 2019
	Level 1	Level 2	Fair Value	Book Value
Financial Assets
Financial assets at Fair value through profit or loss
Securities	20,277,031	2,166,361	22,443,392	22,443,392
Derivative financial instruments	21,809	4,063,195	4,085,004	4,085,004

Fair value through other comprehensive income
Securities	2,616,118	-	2,616,118	2,616,118

Evaluated at amortized cost
Securities	-	3,914,923	3,914,923	2,266,971
Securities purchased under agreements to resell	-	9,490,090	9,490,090	9,490,090
Securities trading and intermediation	-	504,983	504,983	504,983
Accounts receivable	-	462,029	462,029	462,029
Loan operations	-	386	386	386
Other financial assets	-	19,805	19,805	19,805

Financial liabilities
Fair value through profit or loss
Securities loaned	2,021,707	-	2,021,707	2,021,707
Derivative financial instruments	-	3,229,236	3,229,236	3,229,236

Evaluated at amortized cost
Securities sold under repurchase agreements	-	15,638,407	15,638,407	15,638,407
Securities trading and intermediation	-	9,114,546	9,114,546	9,114,546

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2020 In thousands of Brazilian Reais

Borrowings and lease liabilities	-	633,781	633,781	637,484
Debentures	-	836,001	836,001	835,230
Accounts payables	-	266,813	266,813	266,813
Structured operations certificates	-	19,474	19,474	19,474
Other financial liabilities	-	79,127	79,127	79,157

24.	Management of financial risks and financial instruments

The Group’s activities are exposed to a variety of financial risks: credit risk, liquidity risk, market risk (including currency risk, interest rate risk and price risk), and operating risk. The Group’s overall risk management structure focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to mitigate certain risk exposures. It is the Group’s policy that no trading in derivatives for speculative purposes may be undertaken.

Management has overall responsibility for establishing and supervising the risk management structure of the Group. Risk Management is under a separated structure from business areas, reporting directly to senior management, to ensure exemption of conflict of interest, and segregation of functions appropriate to good corporate governance and market practices.

The risk management policies of the Group are established to identify and analyze the risks faced, to set appropriate risk limits and controls, and to monitor risks and adherence to the limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in the activities of the Group. The Group, through its training and management standards and procedures, developed a disciplined and constructive control environment within which all its employees are aware of their duties and obligations.

Regarding one specific subsidiary XP CCTVM, the organizational structure is based on the recommendations proposed by the Basel Accord, in which procedures, policies and methodology are formalized consistent with risk tolerance and with the business strategy and the various risks inherent to the operations and/or processes, including market, liquidity, credit and operating risks. The Group seek to follow the same risk management practices as those applying to all companies.

Such risk management processes are also related to going concern management procedures, mainly in terms of formulating impact analyses, business continuity plans, contingency plans, backup plans and crisis management.

The unaudited interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s annual financial statements as of December 31, 2019. There have been no changes in the risk management department or in any risk management policies since the year-end.

25.	Capital Management

The Group’s objectives when managing capital are to safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders, and maintain an optimal capital structure to reduce the cost of capital, In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group also monitors capital on the basis of the net debt and the gearing ratio. Net debt is calculated as total debt (including borrowings, lease liabilities and debentures as shown in the consolidated balance sheet)

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2020 In thousands of Brazilian Reais less cash and cash equivalent (including cash, Securities purchased under agreements to resell and certificate deposits as shown in the consolidated statement of cash flows). The gearing ratio corresponds to the net debt expressed as a percentage of total capital.

The net debt and corresponding gearing ratios as of June 30, 2020 and December 31, 2019 were as follows:

	June 30, 2020	December 31, 2019
Borrowings and lease liabilities	639,982	637,484
Debentures	776,724	835,230
Total debt	1,416,706	1,472,714
Cash	(345,868)	(109,922)
Securities purchased under agreements to resell	(527,000)	(654,057)
Certificate deposits (Securities)	(249,248)	(123,817)
Net debt	294,590	584,918

Total equity	8,142,972	7,153,396
Total capital	8,437,562	7,738,313
Gearing ratio %	3.49%	7.56%

a)	Minimum capital requirements

Although capital is managed considering the consolidated position, certain subsidiaries are subject to minimum capital requirement from local regulators.

The subsidiary XP CCTVM, leader of the Prudential Conglomerate (which includes Banco XP), under BACEN regulation regime, is required to maintain a minimum capital and follow aspects from the Basel Accord, with the current strategy of maintaining its capital 1% above the minimum capital requirement.

The subsidiary XP Vida e Previdência operates in Private Pension Business and is oversight by the SUSEP, being required to present Adjusted Shareholders' Equity (PLA) equal to or greater than the Minimum Required Capital (“CMR”) and Venture Capital Liquidity (“CR”), CMR is equivalent to the highest value between base capital and venture capital.

At June 30, 2020 the subsidiaries XP CCTVM, Banco XP and XP Vida e Previdência were in compliance with all capital requirements.

There is no requirement for compliance with a minimum capital for the other Group companies.

b)	Financial covenants

In relation to the long-term debt contracts, including multilateral instruments, recorded within “Borrowing and lease liabilities” and “Debentures” (Notes 9 and 10), the Group is required to comply with certain performance conditions, such as profitability and efficiency indexes.

As of June 30, 2020, the amount of contracts under financial covenants is R$ 1,136,311 (December 31, 2019 – R$ 1,217,308). The Group has complied with these covenants throughout the reporting period.

Eventual failure of the Group to comply with such covenants may be considered as breach of contract and, as a result, considered for early settlement of related obligations.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2020 In thousands of Brazilian Reais

26.	Cash flow information

a)	Debt reconciliation

	Borrowings	Lease liabilities	Debentures	Total
Total debt as of January 1, 2019	469,609	148,494	406,538	1,024,641
Acquisitions / Issuance	-	92,612	400,000	492,612
Payments	(50,067)	(21,257)	-	(71,324)
Net foreign exchange differences	-	(331)	-	(331)
Interest accrued	13,907	8,749	15,635	38,291
Interest paid	(14,955)	-	-	(14,955)
Total debt as of June 30, 2019	418,494	228,267	822,173	1,468,934

Total debt as of January 1, 2020	382,078	255,406	835,230	1,472,714
Acquisitions / Issuance	-	35,562	-	35,562
Write-off	-	(8,532)	-	(8,532)
Payments	(21,000)	(32,266)	-	(53,266)
Repurchase (Note 10)	-	-	(65,843)	(65,843)
Revaluation (Note 8(c))	-	(10,052)	-	(10,052)
Net foreign exchange differences	-	29,053	-	29,053
Interest accrued	7,895	11,224	15,861	34,980
Interest paid	(9,385)	-	(8,524)	(17,909)
Total debt as of June 30, 2020	359,588	280,395	776,724	1,416,707

27.	Subsequent events

(i)	Follow-on public offering

On July 1, 2020, XP Inc. closing of an underwritten public offering of 22,465,733 Class A common shares offered by General Atlantic (XP) Bermuda, L.P. and XP Controle Participações S.A. (“selling shareholders”) at a public offering price of US$42.50 per share, which includes the full exercise of the underwriters’ option to purchase an additional 2,930,313 Class A common shares from the selling shareholders. The Company did not receive any proceeds from the sale of Class A common shares by the selling shareholders and there were no changes in the Company’s control structure as a result of such transaction.